EXHIBIT 99.1

Digihost Provides Update on Green Initiatives, Operational Efficiencies and Sustainability

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022

HOUSTON, July 05, 2023 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide an update on its operational sustainability initiatives along with delivering unaudited comparative Bitcoin (“BTC”) production results for the month ended June 30, 2023, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

A cornerstone of Digihost’s business strategy is to continue to mine BTC in an efficient and environmentally conscious manner, thereby minimizing the Company’s carbon footprint. The Company is pleased to report the following Green Energy milestones:

  The New York Independent System Operator (“NYSIO”) Power Trends 2023 reports that “Upstate New York” production is now 93% emissions free.
  Six months earlier than anticipated, the Company’s East Delevan facility is now the anchor subscriber to a community solar project in National Grid territory that generates more than 5MW’s of renewable energy into the National Grid system. This commitment aids in the development of future renewable energy development, as well as helps lower the costs of operations.
  Digihost entered into an additional NYISO-level curtailment program that demands fast acting curtailment of load. The Company’s flexible electricity load and proprietary software allows for rapid response to signals sent by the system operator, which then provides reliability and price stability to the grid during times of need.

Luke Marchiori, the Company’s Chief Sustainability Officer, stated: “Developing facilities with access to abundant renewable and zero-emissions electricity has always been paramount during site selection. Participating in the rapid response NYISO curtailment program, as well as being the anchor subscriber of a Community Solar project, not only conveys our commitment to environmental stewardship, but also lowers our cost of BTC production.”

Digihost continues to assess several alternatives including the purchase of carbon credits to reduce its already low carbon footprint. The Company’s long-term plans for growth include vertical integration of power production from low-cost, clean and renewable sources of energy.

Monthly Production Highlights for June 2023

  Mined approximately 70 BTC. Of the 70 BTC mined, approximately 54 were self-mined with the remainder under JV hosting partnerships.

  Production of BTC mined is expected to continue to ramp up over the remainder of the year as the Company finalizes the infrastructure setup at its most recently acquired site. Infrastructure installation has been completed at the Company’s other two sites.

  The Company held cash, BTC and cash deposits of approximately $2.3 million as of June 30, 2023 (based on a BTC price of $30,477 as of June 30, 2023 per CoinMarketCap), which was in line with Digihost’s cash and crypto holdings of $2.7 million as of May 31, 2023 (based on a BTC price of $27,151 as of May 31, 2023 per CoinMarketCap).

  During the month of June, the Company spent approximately $0.4 million on capital expenditure and mining infrastructure support equipment. Digihost continues to monitor its capital expenditures closely with self-funding to avoid equity dilution for its shareholders.

  Consistent with management’s ongoing commitment to avoid equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

  The Company did not purchase or sell any miners during the month.

Operations Update

As a result of the Company’s recent site acquisition in Q1 2023, Digihost’s consolidated operating capacity across its three sites has increased to approximately 100MW, representing approximately 2 EH of computing power.

The Company projects that total capacity will be fully deployed by the end Q3 2023. The plant will continue flexible operations to ensure that 24/7 dispatchable electrical supply is made available to upstate New York area residents, businesses and industry to mitigate impacts of power interruptions.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.